UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009
Commission File Number 001-15246

LLOYDS BANKING GROUP plc

_______________________________

25 Gresham Street
London EC2V 7HN
United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F               ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes                          ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
n/a

52/09

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM CANADA, HONG KONG, JAPAN, MALAYSIA, THAILAND OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

LLOYDS BANKING GROUP ANNOUNCES AGREEMENT TO LAUNCH PLACING AND OPEN OFFER ON 20 MAY 2009

Lloyds Banking Group plc (the “Company”) confirms that it has agreed with HM Treasury (“HMT”) to launch the previously announced Placing and Open Offer on 20 May 2009. As previously announced, the proceeds from the Placing and Open Offer will be used to redeem the £4 billion of preference shares held by HMT (the “HMT Preference Share Redemption”).

Expected Timetable

A detailed announcement on the Placing and Open Offer is expected to occur on 20 May 2009 with documents to be posted to shareholders immediately thereafter. Shareholders who have acquired their shares prior to 8 a.m. on 20 May 2009 (the “Ex Date”) and satisfy certain other eligibility requirements (“Qualifying Shareholders”) will be entitled to participate in the Placing and Open Offer and will be able to subscribe for 0.6213 new ordinary shares for every ordinary share already held in the Company prior to the Ex Date at an offer price of 38.43 pence per new ordinary share. Based on this expected timetable, the record date for calculating open offer entitlements has been set at 13 May 2009.

It is expected that a General Meeting for shareholders to vote on the resolutions required to implement both the Placing and Open Offer and the HMT Preference Share Redemption will be held immediately after the Annual General Meeting on 5 June 2009.

Terms of the Placing and Open Offer

The terms of the Placing and Open Offer remain substantially the same as previously announced on 7 March 2009 save that any shares not taken up by Qualifying Shareholders (or otherwise treated as not having been taken up pursuant to the terms of the Placing and Open Offer) are expected to be placed in the market by the bookrunners at the conclusion of the open offer process at a price not less than the 38.43 pence offer price plus associated placing expenses (the “Rump Placing”). Any proceeds raised in the Rump Placing in excess of the 38.43 pence open offer price (plus expenses) (the “Rump Placing Premium”) will be distributed on a pro rata basis to those shareholders who did not participate in the Placing and Open Offer. Accordingly there will no longer be an excess application facility (pursuant to which Qualifying Shareholders would have been able to apply for additional new shares over and above their pro rata entitlement in the Placing and Open Offer). As previously announced, the Placing and Open Offer will be fully underwritten by HMT.

These changes mean that those Qualifying Shareholders who do not participate in the Placing and Open Offer (the “Non Accepting Shareholders”) will receive cash in respect of their entitlement to participate in the Placing and Open Offer, subject to there being a Rump Placing Premium. Reflecting this potential benefit to Non Accepting Shareholders, the Placing and Open Offer will now be referred to as the Placing and Compensatory Open Offer.

As previously announced, discussions and negotiations with HMT to finalise the Company’s participation in the Government Asset Protection Scheme continue and are expected to be concluded over the next few months.

For further information:

Investor Relations
Michael Oliver	+44	(0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe	+44	(0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Shane O’Riordain	+44	(0) 20 7356 1849
Group Communications Director
Email: shane.o’riordain@lloydsbanking.com

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly, in or into Canada, Hong Kong Japan, Malaysia, Thailand or any other state or jurisdiction in which it would be unlawful to do so. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

This announcement does not constitute a prospectus or prospectus equivalent document. Nothing in this announcement should be interpreted as a term or condition of the Placing and Compensatory Open Offer. A prospectus will be prepared and made available in accordance with EU Directive 2003/71/EC and/or Part VI of the Financial Services and Markets Act 2000. Any decision to acquire Lloyds Banking Group Shares under the Placing and Compensatory Open Offer must be made only on the basis of the information contained in and incorporated by reference into the prospectus. The prospectus, when published, will be available on the website of Lloyds Banking Group (www.lloydsbankinggroup.com) and in hard copy from the Lloyds Banking Group’s registered office.

Under Rule 9 of the City Code on Takeovers and Merger (the “City Code”), where any person who is interested in shares which in the aggregate carry not less than 30% of the voting rights of a company (and such person does not hold shares carrying more than 50% of such voting rights) acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which such person is interested, then that person is normally obliged to make a general offer in cash to all shareholders at the highest price paid by him, or any person acting in concert with him, within the preceding 12 months.

As a result of acquiring further ordinary shares issued pursuant to the Placing and Compensatory Open Offer described in this announcement, HM Treasury may increase the percentage of shares carrying voting rights in which it is interested. Lloyds Banking Group will seek confirmation from the Panel on Takeovers and Mergers (the “Panel”) that, subject to the independent shareholders of Lloyds Banking Group voting in favour of a resolution to that effect, the Panel will disapply the requirement to make a general offer under the terms of Rule 9 of the City Code. An appropriate resolution will be put to Lloyds Banking Group shareholders at the Lloyds Banking Group General Meeting to approve the replacement of the existing preference shares and the related issue of ordinary shares. HM Treasury's commitment to acquire the ordinary shares to be issued to replace the existing preference shares will be conditional on the disapplication of the requirements for a general offer under Rule 9 of the City Code being approved.

The Lloyds Banking Group Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Lloyds Banking Group Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement includes certain forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ’will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future.

Examples of such forward looking statements include, but are not limited to, projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, expenditures or any other financial items or ratios; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of the integration of HBOS and the achievement of certain synergy targets; statements about the future business and economic environments in the UK and elsewhere including trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments, competition, regulation, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds Banking Group or on Lloyds Banking Group’s behalf include, but are not limited to, general economic conditions in the UK and internationally; inflation, deflation, policies of the Bank of England and other G7 central banks and interest rate, exchange rate, market and monetary fluctuations; changing demographic developments including consumer spending, saving and borrowing habits, technological changes, natural and other disasters, adverse weather, terrorist acts and other acts of war or hostility and responses to those acts; changes in laws, regulations, taxation, Government policies or accounting standards or practices and similar contingencies outside the Lloyds Banking Group’s control; the ability to derive cost savings and other benefits as well as mitigate exposures from the acquisition and integration of HBOS; inadequate or failed internal or external processes, people and systems; exposure to regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the degree of borrower credit quality; the ability to achieve value-creating mergers and/or acquisitions at the appropriate time and prices and the success of the Lloyds Banking Group in managing the risks of the foregoing.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual report and accounts, annual review, half-year announcement, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds Banking Group undertakes no obligation to update any of its forward looking statements.